South American Gold Corp.
3645 E. Main Street, Suite 119
Richmond,In 47374

June 15, 2012

Bruce McAllister
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:          South American Gold Corp
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed October 17, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
Response dated May 11, 2012
File No. 000-52156

Dear Mr. McAllister :

We are in receipt of your comment letter, dated May 30, 2012, regarding the above referenced filings. To confirm our conversation on June 14, 2012, South American Gold Corp intends to file a response to your comment letter no later than June 25, 2012, and that we would speak about arranging a telephone conversation in reference to the to the correspondence. Based on your recent telephone message, we would like to request if we could speak at 230pm EST on Wednesday.

Sincerely,

/s/  Ray DeMotte
      Ray DeMotte
      Chief Executive Officer